                                                     RULE NO. 424(b)(3)
                                                     REGISTRATION NO. 333-71307


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+This prospectus supplement relates to an effective registration statement + +under the Securities Act of 1933, and is subject to completion or amendment. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             Subject to Completion
             Preliminary Prospectus Supplement dated February 8, 1999

  PROSPECTUS SUPPLEMENT
  (To prospectus dated February 5, 1999)

                                1,150,028 Shares

                                  SYNETIC, INC.

                                  Common Stock

                                  -----------

  All of the shares of our common stock being offered hereby are being sold by certain of our stockholders. The selling stockholders obtained their shares of our common stock on January 22, 1999 in connection with our acquisition of The KippGroup. We are not selling any shares of our common stock in this offering and do not expect to receive any of the proceeds from the sale of the shares. We may receive up to $3,000,000 of the proceeds of the sale of these shares in limited circumstances as noted in "Use of Proceeds" in the accompanying prospectus.

  Our common stock is quoted on the NASDAQ National Market System under the symbol "SNTC." On February 5, 1999, the last sale price of the common stock as reported on the NASDAQ National Market System was $44 7/8 per share.

  Investing in the shares of our common stock involves risks which are described in the "Risk Factors" section beginning on page 1 of the accompanying prospectus.

                                  -----------

                                                               Per
                                                              Share    Total
                                                             -------- --------
     Public Offering Price.................................. $        $
     Underwriting Discount.................................. $        $
     Proceeds, before expenses, to Selling Stockholders..... $        $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares of common stock or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We expect that the shares of common stock will be ready for delivery in New
York, New York on or about         , 1999.

                                  -----------

                               Merrill Lynch & Co.

                                  -----------

             The date of this prospectus supplement is        , 1999

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Forward-Looking Statements.................................................  S-1
The Company................................................................  S-3
Selected Financial Data.................................................... S-10
Pro Forma Combined Financial Data.......................................... S-12
Underwriting............................................................... S-17
Legal Matters.............................................................. S-18

                                   Prospectus

Forward-Looking Statements..................................................   i
Risk Factors................................................................   1
The Company.................................................................   8
Use of Proceeds.............................................................   8
Selling Stockholders........................................................   9
Plan of Distribution........................................................  10
Description of Capital Stock................................................  11
Legal Matters...............................................................  13
Experts.....................................................................  13
Where You Can Find More Information.........................................  13

                               ----------------

                            FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus and reports, proxy statements and other information that we have filed with the SEC, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, include forward-looking statements, including statements regarding, among other items:

   . the product demand and market and user acceptance of our products,

   . the feasibility of developing commercially profitable healthcare communication services,

   . the effect of economic conditions on our business,

   . the impact of competitive products, services and pricing on our business,

   . commercialization and technological difficulties associated with our products,

   . our objective to grow through strategic acquisitions,

   . our internal growth strategy,

   . our ability to manage and integrate acquired businesses,

   . anticipated trends and conditions in our industries, including regulatory matters,

   . our Year 2000 compliance, and

   . trends in our future operating performance.

   We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus supplement and the prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to our company or management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described in "Risk Factors" in the accompanying prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement and the accompanying prospectus might not transpire.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               ----------------

   You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. The information in this prospectus supplement replaces any inconsistent information included in the accompanying prospectus. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

   This prospectus supplement and the accompanying prospectus contain summaries of certain agreements entered into by Synetic which have been filed as exhibits to the registration statement or incorporated by reference in this prospectus supplement and the accompanying prospectus. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to such exhibits. You should refer to each such exhibit for a complete description of the matter involved.

                               ----------------

   In this prospectus supplement, the "Company," "Synetic," "we," "us" and "our" refer to Synetic, Inc.

                               ----------------

                                  THE COMPANY

General

   We are engaged in two principal business activities, plastics and filtration technologies and healthcare communications. Through our wholly owned subsidiary Porex Technologies Corp., we design, manufacturer and distribute porous and solid plastic components and products. These products are used in life sciences, healthcare, industrial, and consumer applications. Porex Technologies Corp., together with its subsidiaries, is referred to hereinafter in this prospectus supplement collectively as "Porex", except where the context otherwise requires. Through our subsidiary, Synetic Healthcare Communications, Inc., a corporation in which we hold an 80.1% ownership interest, we are engaged in an area of business relating to the use of Internet technology to expand the channels of communication in the healthcare industry. The creation of these new channels is intended to benefit providers and payors of healthcare services by improving the quality of patient care, securing appropriate utilization of healthcare services, reducing administrative costs and enforcing benefit plan guidelines. Synetic Heathcare Communications, Inc. is referred to hereinafter in this prospectus supplement as "SHC." See "Risk Factors--New Business Area--Healthcare Communications" in the accompanying prospectus and "--Recent Developments--Healthcare Communications" below.

   Our company had net sales of approximately $43.7 and $30.3 million for the six months ended December 31, 1998 and 1997, respectively, and net sales of $64.9, $52.9 and $45.1 million for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

Plastics and Filtration Technologies Business

   Our plastics and filtration technologies business, conducted through Porex, consists of three primary product groups:

  . Porous Media Group,

  . Scientific Products Group and

  . Surgical Products Group.

   The products of these groups are used in life sciences, health care, industrial and consumer applications and are described below. In January 1999, we acquired The KippGroup. The KippGroup will constitute our fourth product group, which will be called the Medical Products Group. See "--Recent Developments--Plastics and Filtration Technologies."

 Porous Media Group

   Porex is a leading developer, manufacturer and distributor of porous plastic products, with a 35-year history of innovation and market leadership in the field of porous plastics. Porous plastics are permeable plastic strictures having omni-directional (i.e., porous in all directions to the flow of fluids and gases) interconnecting pores. These pores allow the plastic to control the flow of liquids and gases by filtering, wicking, venting, diffusing or dispensing them. Porous plastics are manufactured by Porex with pore sizes between approximately 5 and 500 micrometers (one micrometer is equal to one-millionth of a meter; an object of 40 micrometers in size is about as small as can be discerned by the naked eye). Porous plastic materials can be molded from several thermoplastic raw materials and are produced by Porex at its own manufacturing facilities as fabricated devices, custom molded shapes, sheets, tubes or rods depending on application or manufacture specifications.

   Porex designs porous plastic components to the specification of original equipment manufacturers ("OEMs") for incorporation into their products in order to control the flow of fluids or gases. Porex also produces finished products in several market areas including life sciences, pneumatics and clinical laboratory markets. These products are used for health care, consumer and industrial applications.

   Health Care Products. For the health care market, Porex manufacturers a variety of components that it sells to various health care OEMs for incorporation into their finished products. These porous plastics are used to vent or diffuse gases or fluids and are used as membrane supports. The components include:

  . catheter vents which allow air to vent from a catheter as it is inserted into a vein while preventing blood spillage and possible contamination of hospital personnel;

  . self-sealing valves in surgical vacuum canisters to minimize exposure to blood and other bodily fluids;

  . burn bed diffusers, which enable recovering burn victims to "float" above their beds, thereby increasing their comfort and facilitating their recovery; and

   . oxygen diffusers, which are typically used in oxygen therapy equipment to humidify oxygen.

   Porex's ability to mold unique configurations and the fact that porous plastic is inert, stronger and more easily handled in automated manufacturing operations have allowed Porex to compete successfully with alternative media. In addition to the components it makes for biomedical products, Porex makes components for diagnostic devices that are used in hospitals and are sold over the counter for home use. Porex also makes porous plastic components that are used as barrier materials for several laboratory products, including pipette tip filters, and filters for polymerase chain reaction ("PCR") and chromatography procedures. Porex's own line of scientific products is discussed below in "The Company--Plastics and Filtration Technologies Business-- Scientific Products Group".

   Consumer Products. Porous plastic components manufactured by Porex are used in a variety of home and office products and appliances. These products include writing instrument tips or "nibs" that Porex supplies to manufacturers of highlighting pens and children's coloring markers. The porous nib conducts the ink stored in the pen barrel to the writing surface by capillary action. In the home, Porex's components can be found in products such as air fresheners, power tool dust canisters, and deodorant and fragrance applicators. Porex also produces a variety of porous plastic water filters used to improve the taste and safety of drinking water.

   Industrial Products. Porex manufactures a variety of custom porous plastic components for industrial applications. These components are produced as molded shapes, and in sheets, tubes and rods, individually designed to customer specifications as to size, rigidity, porosity and other needs. Porex manufacturers a porous plastic material used for large filter support media for wastewater treatment facilities which permits recycling and re-use of wastewater. Porex also produces other custom porous plastic industrial components including:

  . industrial filters to remove particulate matter, oil and water residues from compressed air lines,

  .  silencers to reduce sound levels produced by compressed air exhaust,

  . miscellaneous water filters for industrial use, including use in vending machines, and

  . material handling products, including fluidizing tables to fluidize powered paint and vacuum hold-down tables used in the garment industry to facilitate the garment cutting process.

   Porex believes that it is currently the largest producer of porous plastic vents used in domestic automobile batteries. Porex also manufacturers a large variety of highly specialized plastic components to meet specific applications for manufacturers.

   The Porous Media Group contributed 80.2%, 76.6% and 76.1% of the total revenue of our company for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

 Scientific Products Group

   Laboratory Products. Porex's scientific plastics products include a full line of filtered and unfiltered disposable pipette tips and pipette tip racks used by life sciences research and clinical laboratories worldwide. A pipette is a device for transferring precise amounts of liquid. Because of the time and expensive materials involved in many experiments conducted in life sciences research and clinical laboratories, most use pipette tips with filters to prevent contamination of the pipette which could lead to contamination of subsequent test samples. In order to serve this market, Porex produces pipette tips with patented filters, which are developed and produced by its Porous Media Group. In July 1998, we acquired all of the capital stock of Point Plastics, Inc. ("Point Plastics"). Point Plastics designs, manufacturers and distributes a full line of plastic disposable laboratory products for liquid handling in clinical and diagnostic research. Its products include pipette tips, microcentrifuge tubes and PCR tubes. Point Plastics' products are sold worldwide to distributors and directly to end users in the biotechnology industry. The biotechnology industry includes molecular biology, immunology, cell culture and protein chemistry. End users of Point Plastics' products include research institutes, biotech firms, forensic and hospital laboratories, university laboratories, blood banks, and pharmaceutical companies. Point Plastics is based in Petaluma, California where it owns and leases approximately 126,000 square feet of manufacturing and warehousing space. It has approximately 120 employees. Sales of Point Plastics for the fiscal year ended June 30, 1998 were approximately $23.7 million.

   Clinical Products. Porex manufacturers blood serum filters that are used to separate microscopic particles and fibrous matter (fibrin) from centrifuged blood serum to prevent clogging of automated laboratory chemical analysis equipment. Porex also manufacturers a line of closure devices that are used with blood serum filters and tubes. In response to health concerns regarding the handling of human blood, new blood testing equipment has been developed which does not require filtered blood serum for analysis, or which eliminates the need for handling of blood serum by medical personnel. The use of such new equipment has reduced the demand for Porex's current line of blood serum filters.

   Vials and Solid Plastic Components. Porex manufactures and sells a full line of plastic vials for pharmaceuticals. Porex also produces close tolerance solid plastic components comprised of thermoplastic resins, including polystyrene, polypropylene and thermoplastic rubber, for medical and industrial applications. These products are custom designed and produced to satisfy individual customer specifications.

   The Scientific Products Group contributed 13.1%, 16.5% and 17.5% of the total revenue of our company for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

 Surgical Products Group

   Porex's surgical products are marketed primarily to surgeons who specialize in plastic and reconstructive surgery, oculoplastic surgery and oral maxillofacial surgery. The product line includes MEDPOR(R) Surgical Implant material, which is polymeric biomaterial used for craniofacial reconstruction and augmentation, and TLS(R) Surgical Draining Systems for small surgical incisions. Porex also markets Squeeze-Mark(TM) and TLS(TM) Surgical Marker pens to mark the areas of proposed surgical incisions. Porex manufacturers MEDPOR(R) Surgical Implant material and distributes, and in some cases assembles, the other items in its surgical product lines.

   The Surgical Products Group contributed 6.7%, 6.9% and 6.4% of the total revenue of our company for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

 Marketing and Distribution

   Porex has a diverse customer base of over 600 customers, including numerous Fortune 500 companies. We believe Porex has established a leading reputation in the porous plastics industry for developing innovative manufacturing technology and providing solutions to complex customer requirements. Porex has also developed significant expertise in combining porous plastic components with injection-molded solid plastic products, which has broadened its range of product offerings. We believe Porex's competitive strengths included:

  . technological leadership in the design and manufacture of porous plastic products;

  . efficient manufacturing operations based on proprietary, technologically advanced equipment; and

  . an ability to collaborate with customers to solve complex design and performance requirements.

   In addition, Porex has a technically skilled sales and marketing force and experienced management.
                               ----------------

   Our objective is to increase Porex's sales and net income by leveraging its competitive strengths and broadening its product offerings. To achieve this, we intend to:

  . continue internal development of new products and technologies;

  . continue to acquire businesses with products and technologies that complement Porex's current product offerings; and

  . pursue growth opportunities in international markets.

   See "--Recent Developments--Plastics and Filtration Technologies."

Healthcare Communications Business

 Business Strategy

   Our objective is to use Internet technology to create an influential interactive health services channel linking physicians with the payors, suppliers and consumers of healthcare in order to control healthcare costs and improve patient outcomes. We expect to provide a content-neutral, application rich utility thereby creating a channel which serves as a conduit for the private content that any healthcare organizations wishes to communicate to physicians and other healthcare providers. We anticipate that we will incur significant expenses in connection with the development of these products and services. The provision of products and services using Internet technology in the healthcare communications industry is a developing business.

   Key elements of our strategy are to:

  . Develop and deploy a low-cost service that provides physicians access to a suite of communication, information and transaction functions. This secure, online network will offer physicians one solution to their needs for: (i) messaging services, such as electronic mail, discussion groups and forums; (ii) information or content relevant to their practices, such as reference materials, medical databases and payor specific policies and procedures, and (iii) transaction applications covering high volume, routine administrative, financial and clinical transactions. This service is intended to enable physicians to seek information and conduct transactions in a uniform manner for all patients, the results of which should be to help physicians practice medicine more efficiently in today's managed care environment.

  . Differentiate this suite of client server applicability by its ability to allow physicians and their staffs to conduct not only administrative and financial but also clinical transactions. These transactions would include but not be limited to prescription writing, drug utilization and formulary review, eligibility verification, referrals, treatment authorizations, claims and encounter submissions, as well as laboratory test submissions and reporting, and pharmacy routing. The ability to integrate payor-specific content such as benefit rules and care guidelines with patient-specific information at the time of treatment will significantly enhance the delivery of high quality, cost effective care.

  . Contract with managed care organizations, integrated health delivery systems, pharmacy benefit managers and clinical laboratories so that they might provide physicians with access to their proprietary benefit plan information and treatment guidelines as well as their administrative and managed care processes. Our management believes that this new channel of communications will allow each of the parties to (i) leverage their existing healthcare information systems infrastructure, (ii) integrate their proprietary rules and guidelines with transactions, and (iii) realize administrative and medical resource savings while improving provider relationships and streamlining managed care processes. The Company anticipates it will be compensated by such parties as a result of the value created.

   We are not aware of any business which provides commercially available products or services with the scope and breadth of the services described above. However, various companies including, but not limited to, certain physician office management information systems companies, EDI/data networking companies, online medical information service companies, and systems integration companies, some of which may have greater resources than we do, have announced that they are developing a combination of one or more of these products and services. There can be no assurance that such companies will not develop and successfully market healthcare communications products and services in a manner which would have a material adverse effect on our company.

Recent Developments

 Healthcare Communications

   In January 1999, we formed SHC and contributed to SHC substantially all of the assets and liabilities of the Company's healthcare communications business and $10 million in cash, and SHC entered into definitive agreements and consummated transactions with The Health Information Network Connection LLC ("THINC") and Cerner Corporation ("Cerner"). Those transactions are described below.

   THINC. In January 1999, SHC, THINC, and its founding members, Greater New York Hospital Association, Empire Blue Cross and Blue Shield ("Empire"), Group Health Incorporated ("GHI") and HIP Health Plans ("HIP"), entered into definitive agreements and consummated a transaction for a broad strategic alliance. Under this arrangement, SHC (i) acquired a 20% ownership interest in THINC in exchange for $1.5 million in cash and a warrant to purchase shares of common stock of SHC (the "Warrant"), (ii) extended up to $3.5 million in senior loans to THINC, (iii) entered into a Management Services Agreement with THINC pursuant to which SHC will manage all operations of THINC and (iv) entered into exclusive Clinical Transaction Agreements with each of Empire, GHI and HIP (the "THINC Payers") to provide online prescription and laboratory transaction services. As part of this arrangement, THINC entered into Managed Care Transaction Contracts with each of the THINC Payers whereby the THINC Payers agreed to use the THINC network for their online medical claims submission, eligibility, benefit plan detail, roster distribution, remittance advice distribution, claims inquiry, referral/pre-certification and authorization, and encounter submission transactions.

   SHC issued the Warrant to THINC, an entity in which SHC holds a 20% ownership interest. The Warrant is exercisable 180 days following the occurrence of an initial public offering of SHC's common stock ("IPO") or, if an IPO has not occurred, at the end of term of the Warrant, into approximately 6% of the current outstanding equity of SHC (assuming exercise of the Warrant). The exercise price of the Warrant is the lesser of (i) the price based on the IPO price of SHC's common stock, if an IPO has occurred, and (ii) the price based on a $200 million enterprise value of SHC. The Warrant expires on January 1, 2006, subject to certain exceptions. The Warrant and the common stock of SHC issuable upon the exercise of the Warrant are subject to certain restrictions on transfer.

   Cerner. In January 1999, SHC also entered into definitive agreements and consummated a transaction with Cerner for a broad strategic alliance. Cerner, a publicly traded corporation, is a supplier of clinical and management information systems for healthcare organizations. Under this arrangement, SHC obtained a perpetual software license to the functionality embedded in Cerner's Health Network Architecture ("HNA") Millenium Architecture and Cerner received a 19.9% equity interest in SHC (such equity interest is subject to certain restrictions on transfer and other adjustments). SHC and Cerner have entered into a non-competition agreement and, as a result, agreed that SHC will be their exclusive vehicle for providing a full suite of prescription, laboratory and managed care transaction and messaging services that connect physician's offices with managed care organizations, prescription benefit managers, clinical laboratories, pharmacies and other providers. The companies entered into a Marketing Agreement that allows for the marketing and distribution of SHC's services to the physicians and providers associated with more than 1,000 healthcare organizations who currently utilize Cerner's clinical and management information system. SHC and Cerner also agreed to promote each other's services to their respective customers. In addition, Cerner committed to make available to SHC engineering and systems architecture personnel and expertise to accelerate the deployment of SHC's services, as well as ongoing technical support and future enhancements to HNA.

   Other Events. On February 5, 1999, Synetic announced in a press release that Synetic has recently been informed of Merck & Co., Inc.'s position that Synetic's healthcare communications business and Martin J. Wygod, Synetic's Chairman, are in violation of certain non-competition agreements with Merck and Merck-Medco Managed Care L.L.C. These agreements expire by their terms on May 24, 1999. Synetic has also been informed of Merck's position that the non-competition agreements of certain officers of Synetic are binding upon Synetic and would therefore have the effect of extending the expiration of the non-competition agreement between Synetic and Merck and Merck-Medco until as late as September 2002.

   Synetic believes that Merck and Merck-Medco's positions are without merit. In the event litigation occurs, Synetic intends to vigorously assert appropriate claims for any damages caused by Merck and Merck-Medco, including damages caused by any improper attempts to restrain future competition. No assurance can be given, however, that litigation concerning these matters would not have a material adverse effect on Synetic.

 Plastics and Filtration Technologies

   Pursuant to a Stock Purchase Agreement (the "Purchase Agreement") with David
R. Kipp and James P. Kipp (the "Sellers"), on January 22, 1999, we acquired from the Sellers all of the capital stock of The KippGroup ("KippGroup"), in exchange for $52,085,000, comprised of $75,000 in cash and 1,150,028 newly issued shares (the "Shares") of our common stock. KippGroup, located in Ontario, California, has three distinct business units:

  . KippMed designs, develops and manufactures proprietary injection-molded medical components and finished devices and distributes them to large multinational companies;

  . KippMolding provides clean room injection-molding services to medical device manufacturers; and

  . KippMold designs and fabricates plastic-injection molds for third party customers and for internal use.

   KippGroup will constitute the fourth plastics technologies division of Porex, which will be called the Porex Medical Products Group.

   As required by the Purchase Agreement, we filed the registration statement of which this prospectus supplement and the accompanying prospectus are a part with the Securities and Exchange Commission pursuant to which the Shares are being offered hereby to the public by the Sellers. Of the Shares, Shares valued at $3,333,333 (the "Escrowed Shares") will be held in escrow under the terms of the Purchase Agreement and included in the registration statement. An aggregate of $3,000,000 of the proceeds from the sales of the Escrowed Shares will be held in escrow and any proceeds in excess thereof will be paid to the Sellers. If the KippGroup's earnings before interest and taxes as calculated pursuant to the Purchase Agreement ("EBIT") for the 12 months ending June 30, 2000 are greater than $5,500,000, then Sellers will receive the escrowed cash and the interest earned thereon. If the KippGroup's EBIT for such period is less than or equal to $5,500,000, we will retain the escrowed cash and the interest earned thereon, which will be treated as a reduction in our purchase price.

   Pursuant to the Purchase Agreement, if the Sellers do not realize at least $43,809,000 in proceeds from sale of the Shares (excluding the Escrowed Shares), we have agreed to pay the Sellers an amount equal to such shortfall in exchange for those Shares which remain unsold, if any. However, Sellers have the right to retain their unsold Shares and forego receipt of such shortfall payment. Similarly, if the proceeds from the sale of the Escrowed Shares do not amount to $3,000,000 then we have agreed to pay the shortfall into the escrow account in exchange for the unsold Escrowed Shares. In connection with the acquisition of KippGroup, we have granted options to purchase an aggregate of 770,000 shares of our common stock to the Sellers and various other key employees of KippGroup.

   At closing, we loaned the Sellers $15,000,000 to be repaid from the proceeds from sale of the Shares. We have agreed to loan the Sellers up to an additional $28,809,000 on March 31, 1999 if the Shares have not been sold and the Sellers have not elected to retain them by such date, which loan also would be repaid from the proceeds of the sales of Shares (other than the Escrowed Shares).

   If the KippGroup's EBIT for the 12 month period ending June 30, 2000 (the "Determination Period EBIT") is greater than $5,500,000, then Sellers will be entitled to receive additional purchase price of up to $11,700,000, plus an amount equal to the difference, if any, between $52,010,000 and the proceeds, together with any shortfall payment, received by the Sellers from the sale of Shares, including the Escrowed Shares (the "Earnout Amount"). To the extent KippGroup's Determination Period EBIT is greater than $5,500,000 and less than or equal to $7,500,000, the Sellers will receive a pro rata portion of the Earnout Amount.

Acquisition Program

   We maintain an acquisition program and intend to concentrate our acquisition efforts in businesses which are complementary to our plastics and filtration technologies business and our healthcare communications strategy. This emphasis, however, is not intended to limit in any manner our ability to pursue acquisition opportunities in other healthcare-related businesses or in other industries. Our acquisition program could result in a substantial change in the business, operations and financial condition of our company. We cannot assure you that we will succeed in consummating any acquisitions or that we will be able to successfully manage or integrate any business that we acquire. Our future growth will depend primarily on our ability to consummate one or more such acquisitions and to operate such businesses successfully. See "Risk Factors--Acquisition Program" in the accompanying prospectus.

                            SELECTED FINANCIAL DATA

                     (In Thousands, except Per Share Data)

   The selected financial data set forth below for the five years in the period ended June 30, 1998 have been derived from the Consolidated Financial Statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of and for the six-month periods ended December 31, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all normal and recurring adjustments necessary to present fairly the financial position and the results of operations of the Company for those periods. The operating results for the six months ended December 31, 1998 are not necessarily indicative of the operating results to be expected for the full year. Such information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included in the 1998 10-K (as defined in the prospectus) that are incorporated by reference into this prospectus supplement and the accompanying prospectus and the Company's Form 10-Q for the six months ended December 31, 1998 (the "Second Quarter 10-Q") incorporated by reference into this prospectus supplement and the accompanying prospectus. The selected financial data for the five years in the period ended June 30, 1998 have been restated to reflect the sale by the Company of its institutional pharmacies business. See "Certain Relationships and Related Transactions" in the 1998 10-K.

                                                                               Six Months
                                                                                  ended
                                    Year ended June 30,                       December 31,
                          -------------------------------------------------- ------------------
                           1994       1995       1996     1997        1998    1997       1998
                          -------    -------    ------- --------     ------- -------    -------
                           (In thousands, except per share data)
Income Statement Data
Net sales...............  $33,093    $39,179    $45,128 $ 52,885     $64,945 $30,273    $43,661(5)
Income (loss) from
 continuing operations
 before provision for
 income taxes...........    1,080      1,078     13,202  (24,626)     14,832   6,376      4,360(6)
Provision for income
 taxes..................      411        443      4,617    2,834       5,788   2,591      2,337
                          -------    -------    ------- --------     ------- -------    -------
Income (loss) from
  continuing
  operations............      669(1)     635(2)   8,585  (27,460)(3)   9,044   3,785(4)   2,023
Income from discontinued
  operations............    1,823     15,459        --       --          --      --         --
                          -------    -------    ------- --------     ------- -------    -------
Net income (loss).......  $ 2,492    $16,094    $ 8,585 $(27,460)    $ 9,044 $ 3,785    $ 2,023
                          =======    =======    ======= ========     ======= =======    =======
Income (loss) per share-
 basic(7):
 Income (loss) from
  continuing
  operations............  $  0.04    $  0.04    $  0.52 $  (1.60)    $  0.51 $  0.21    $ 0 .11
 Income from
  discontinued
  operations............  $  0.10    $  0.94    $   --  $    --      $   --  $   --     $   --
                          -------    -------    ------- --------     ------- -------    -------
 Net (loss) income per
  share.................  $  0.14    $  0.98    $  0.52 $  (1.60)    $  0.51 $  0.21    $  0.11
                          =======    =======    ======= ========     ======= =======    =======
Income per share-
 diluted(7):
 Income (loss) from
  continuing
  operations............  $  0.04    $  0.04    $  0.48 $  (1.60)    $  0.46 $  0.20    $  0.10
 Income from
  discontinued
  operations............  $  0.10    $  0.89    $   --  $    --      $   --  $   --     $   --
                          -------    -------    ------- --------     ------- -------    -------
 Net (loss) income per
  share.................  $  0.14    $  0.93    $  0.48 $  (1.60)    $  0.46 $  0.20    $  0.10
                          =======    =======    ======= ========     ======= =======    =======

                                                   (Continued on following page)

                                                                       As of
                                        At June 30,                 December 31,
                         ------------------------------------------ ------------
                          1994     1995     1996    1997     1998       1998
                         ------- -------- -------- ------- -------- ------------
                                             (In thousands)
Balance Sheet Data
Working capital......... $64,625 $105,279 $166,328 $91,073 $108,069   $89,356
Net assets of
 discontinued
 operations.............  55,882      --       --      --       --        --
Total assets............ 194,009  188,174  199,592 384,339  396,926   458,472
Long term debt, less
 current portion........  80,716      --       --  165,000  159,500   166,197
Stockholders' equity.... 105,130  166,832  181,089 188,736  206,226   254,577

--------
(1) The fiscal year ended June 30, 1994 includes a non-recurring after tax charge of $(372) related to one-time payments made to certain executive officers in conjunction with the acquisition of the Company's former parent.
(2) The fiscal year ended June 30, 1995 includes (i) a non-recurring after tax charge of $(3,683) primarily related to the award of stock options to certain officers in connection with the completion of the sale of the institutional pharmacy business and the purchase of the shares of Company stock owned by Merck & Co. and (ii) a non-recurring after tax charge of $(1,049), related to the conversion and redemption of the Company's debentures in February 1995.
(3) The year ended June 30, 1997 includes a non-recurring after tax charge of $(35,583) related to (i) the write-off of purchased research and development costs in conjunction with the purchase of Avicenna Systems Corp., and CareAgents, Inc. and (ii) the write-off of research and development costs associated with the acquisitions of rights to certain intellectual property and software technologies to be utilized in the development of the Company's healthcare communications business.
(4) During the six months ended December 31, 1997, the Company repurchased $5,500,000 face amount of Convertible Debentures which resulted in the Company recording an after tax gain from the repurchase of $356.
(5) The six months ended December 31, 1998 include the operations of Point Plastic from the date of acquisition, July 21, 1998. Sales of Point Plastics included in the six months ended December 31, 1998 were $9,499.
(6) As a result of the Company's healthcare communications subsidiary, SHC, entering into a license agreement with Cerner under which SHC obtained a perpetual license to Cerner's HNA millenium Architecture, certain elements of previously capitalized software costs were made duplicative. Consequently, approximately $2,381 ($1,524 after tax) of capitalized software was written off and included in selling, general and administrative expenses.
(7) No cash dividends were declared by the Company during the periods presented above. The Company adopted SFAS No. 128, "Earnings Per Share" during the 1998 fiscal year, beginning with December 31, 1997 interim financial statements. In accordance with SFAS No. 128, all prior periods presented have been restated. The Company has historically reported its EPS on a fully diluted basis, which reflects the dilution resulting from employee stock options, warrants and convertible securities, if dilutive, and is comparable to the new diluted EPS reported.

                       PRO FORMA COMBINED FINANCIAL DATA

   The pro forma financial information that follows has been derived from the financial statements of Synetic, Inc. and The KippGroup. Such information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included in the 1998 10-K that are incorporated by reference into this prospectus and the Second Quarter 10-Q incorporated by reference into this prospectus supplement and the accompanying prospectus and the Consolidated Financial Statements of The KippGroup included in the Second Quarter 10-Q incorporated by reference in this prospectus supplement and the accompanying prospectus. The pro forma financial information also includes information derived from the financial statements of Point Plastics, Inc., previously acquired by the Company and previously reported on the Company's Current Report on Form 8-K dated July 24, 1998. Presented is the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income for the fiscal year ended June 30, 1998 and the six months ended December 31, 1998 as if the acquisitions had been consummated at the beginning of the earliest period presented. Also presented is the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of December 31, 1998 as if the acquisition of The KippGroup had been completed on December 31, 1998.

   The pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had the Company, The KippGroup and Point Plastics, Inc. actually been combined during the periods presented or the future results of the combined companies.

   The pro forma financial information reflects the acquisitions of The KippGroup and Point Plastics, Inc. using the purchase method of accounting.

         Pro Forma Combined Condensed Consolidated Statement of Income
                        For the Year Ended June 30, 1998
                                  (unaudited)

                     (in thousands, except per share data)

                                   Point      The     Pro Forma       Pro Forma
                         Synetic  Plastics KippGroup Adjustments      Combined
                         -------  -------- --------- -----------      ---------
Net Sales............... $64,945  $23,689   $25,186       (717)   (1) $113,103
                         -------  -------   -------    -------        --------
Cost of Sales...........  34,508   12,484    15,532       (717)   (1)   61,807
Selling, General and
 Administrative
 Expenses...............  27,558    3,524     4,110      2,862    (2)   38,054
Other (Income) Expense,
 Net.................... (11,953)      59       180      2,468    (3)   (9,246)
                         -------  -------   -------    -------        --------
                          50,113   16,067    19,822      4,613          90,615
                         -------  -------   -------    -------        --------
Income (Loss) Before
 Taxes..................  14,832    7,622     5,364     (5,330)         22,488
Provision for Income
 Taxes..................   5,788    2,905     2,146     (1,489)   (4)    9,350
                         -------  -------   -------    -------        --------
Net Income (Loss)....... $ 9,044  $ 4,717   $ 3,218    $(3,841)       $ 13,138
                         =======  =======   =======    =======        ========
Net Income (Loss) per
 Share--
  Basic................. $   .51                                      $    .67
                         =======                                      ========
  Diluted............... $   .46                                      $    .60
                         =======                                      ========
Weighted Average Number
 of Common Shares
 Outstanding--
  Basic.................  17,671                         1,982    (5)   19,653
                         =======                       =======        ========
  Diluted...............  19,834                         1,982    (5)   21,816
                         =======                       =======        ========

 See accompanying notes to Pro Forma Combined Statement of Income for the Year
                              Ended June 30, 1998.

         Pro Forma Combined Condensed Consolidated Statement of Income
                   For the Six Months Ended December 31, 1998
                                  (unaudited)

                     (in thousands, except per share data)

                                                 The     Pro Forma   Pro Forma
                                     Synetic  KippGroup Adjustments  Combined
                                     -------  --------- -----------  ---------
Net Sales........................... $43,661   $11,624                $55,285
                                     -------   -------                -------
Cost of Sales.......................  22,819     7,339                 30,158
Selling, General and Administrative
 Expenses...........................  21,319     2,127       627 (2)   24,073
Other (Income) Expense, Net.........  (4,837)      (60)       65 (3)   (4,832)
                                     -------   -------     -----      -------
                                      39,301     9,406       692       49,399
                                     -------   -------     -----      -------
Income (Loss) Before Taxes..........   4,360     2,218      (692)       5,886
Provision (Benefit) for Income
 Taxes..............................   2,337       887      (277)(4)    2,947
                                     -------   -------     -----      -------
Net Income (Loss)................... $ 2,023   $ 1,331     $(415)     $ 2,939
                                     =======   =======     =====      =======
Net Income (Loss) per Share--
  Basic............................. $   .11                          $   .15
                                     =======                          =======
  Diluted........................... $   .10                          $   .13
                                     =======                          =======
Weighted Average Number of Common
 Shares
 Outstanding--
  Basic.............................  18,553               1,150 (5)   19,703
                                     =======               =====      =======
  Diluted...........................  20,642               1,150 (5)   21,792
                                     =======               =====      =======


  See accompanying notes to Pro Forma Combined Statement of Income for the Six
                        Months Ended December 31, 1998.

            Pro Forma Combined Condensed Consolidated Balance Sheet
                            as of December 31, 1998
                                  (unaudited)

                                 (in thousands)

                                              The     Pro Forma      Pro Forma
                                  Synetic  KippGroup Adjustments     Combined
                                  -------- --------- -----------     ---------
ASSETS:
Current Assets:
  Cash and Cash Equivalents...... $ 57,514  $ 1,677   $(15,075)(6)   $ 44,116
  Marketable Securities..........   14,128      931                    15,059
  Accounts Receivable, Net.......   13,813    2,757                    16,570
  Inventories....................   10,473    2,448                    12,921
  Other Current Assets...........   11,176      150     15,000 (6)     26,326
                                  --------  -------   --------       --------
    Total Current Assets.........  107,104    7,963        (75)       114,992
Property and Equipment, Net......   48,892    8,097                    56,989
Other Assets, Net................  302,476       28     43,897 (7)    346,401
                                  --------  -------   --------       --------
  Total Assets................... $458,472  $16,088   $ 43,822       $518,382
                                  ========  =======   ========       ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
Current Liabilities.............. $ 17,748    2,895   $  2,000 (8)   $ 22,643
Long-Term Debt...................  166,197    3,005                   169,202
Deferred Taxes and Other
 Liabilities.....................   19,950      --                     19,950
                                  --------  -------   --------       --------
Total Long-Term Liabilities......  186,147    3,005                   189,152
                                  --------  -------   --------       --------
Redeemable Common Stock..........      --       --      52,010 (9)     52,010
Stockholders' Equity.............  254,577   10,188    (10,188)(10)   254,577
                                  --------  -------   --------       --------
Total Liabilities and
 Stockholders' Equity............ $458,472  $16,088   $ 43,822       $518,382
                                  ========  =======   ========       ========


 See accompanying notes to Pro Forma Combined Balance Sheet as of December 31,
                                     1998.

               Notes to Pro Forma Combined Condensed Consolidated
                              Financial Statements
                                  (unaudited)

   The Unaudited Pro Forma Combined Condensed Financial Statements have been prepared to reflect the acquisitions of The KippGroup and Point Plastic, Inc. (the "Acquisitions") using the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired is being amortized over periods of up to 40 years.

   The following is a summary of the adjustments reflected in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income. Included in the Statements of Income of Synetic, Inc. for the six months ended December 31, 1998, are the results of operations of Point Plastics, Inc. from July 21, 1998, the date of acquisition:

 (1) Represents the eliminations of product sales from Synetic to Point Plastics. The elimination amounts represent the sales value charged by Synetic for products sold to Point Plastics. The profits in ending inventory attributable to inter-company sales have not been eliminated as such amounts are immaterial.

 (2) Represents the amortization of the excess of the purchase price over the net assets acquired of Point Plastics and The KippGroup.

 (3) Represents the decrease in interest income to reflect (a) the payment of the cash portion of the purchase price and (b) expenses associated with the Acquisitions.

 (4) Represents the tax effect of the adjustments to the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income based on the combined federal and state statutory tax rate for the periods presented.

 (5) Represents the increase in the number of outstanding shares of Synetic common stock to reflect the issuance of stock in connection with the Acquisitions.

The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet was prepared to reflect the Acquisitions as of December 31, 1998. The following is a summary of the adjustments reflected in the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet. The Consolidated Balance Sheet of Synetic, Inc. includes the accounts of Point Plastics, Inc., which was acquired on July 21, 1998. Consequently, the following adjustments relate only to the acquisition of The KippGroup.


 (6) Represents the decrease in Cash and Cash Equivalents to reflect (a) the payment of the cash portion of the purchase price and (b) the funding of a loan to the sellers of The KippGroup.

 (7) Represents the preliminary estimate of the excess purchase price over the net assets acquired as follows:

                                                                          The
                                                                       KippGroup
                                                                       ---------
      Purchase price (including transaction expenses)................   $54,085
      Fair market value of acquired assets...........................    10,188
                                                                        -------
      Excess of purchase price over net assets acquired..............   $43,897
                                                                        =======
      Allocated to:
      Intangible assets (including un-patented technology)...........   $15,500
      Goodwill.......................................................    28,397
                                                                        -------
                                                                        $43,897
                                                                        =======

     The final determination of the allocation of The KippGroup's purchase price is dependent on the receipt of a third party appraisal. The Company believes that the final allocation will not vary materially from the preliminary estimate.

     The identifiable assets are being amortized over their estimated useful lives. Goodwill is being amortized over periods of up to 40 years. The amortization period for goodwill is based upon the underlying manufacturing process utilized by The KippGroup, their long history of profitability and the stability of the industry in which they operate.

     Subsequent to the Acquisitions, the Company will review the carrying values assigned to goodwill to determine whether later events or circumstances have occurred that indicate that the balance of goodwill may be impaired. The Company's principal consideration in determining the impairment of goodwill include the strategic benefit to the Company of the particular business as measured by undiscounted current and expected future operating income and expected undiscounted future cash flows.

 (8) Represents the amount of estimated costs for legal and accounting services and other expenses associated with the acquisition of The KippGroup.

 (9) Represents the issuance of Synetic common stock in connection with the acquisition of The KippGroup.

(10) Represents the elimination of The KippGroup's historical equity.

                                   UNDERWRITING

   Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among Synetic, the selling stockholders and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as underwriter, the selling stockholders have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase from the selling stockholders, the number of shares of common stock offered hereby. The Purchase Agreement provides that the obligations of Merrill Lynch are subject to certain conditions and that when such conditions are satisfied Merrill Lynch will be obligated to purchase all of the shares of common stock offered in this offering.

   Merrill Lynch has advised Synetic and the selling stockholders that it proposes initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in
excess of $   per share of common stock. Merrill Lynch may allow, and such
dealers may reallow, a discount not in excess of $   per share of common stock
on sales to certain other dealers. After the offering contemplated hereby, the public offering price, concession and discount may be changed.

   Synetic and the selling stockholders have agreed, severally and not jointly, to indemnify Merrill Lynch against, or to contribute to payments Merrill Lynch may be required to make in respect of certain liabilities, including certain liabilities under the Securities Act.

   Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of Merrill Lynch to bid for and purchase the common stock. As an exception to these rules, Merrill Lynch is permitted to engage in certain transactions that stabilize the price of the common stock. These transactions may include bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

   If Merrill Lynch creates a short position in the common stock in connection with the offering, i.e., if they sell a larger number of shares of common stock than are set forth on the cover page of this prospectus supplement, it may reduce that short position by purchasing common stock in the open market.

   Merrill Lynch may also impose a penalty bid on certain selling group members. This means that if Merrill Lynch purchases shares of common stock in the open market to reduce its short position or to stabilize the price of common stock, Merrill Lynch may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the offering.

   If Merrill Lynch purchases the common stock to stabilize the price or to reduce its short position, the price of the common stock could be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the common stock to the extent that it discourages resales of the common stock.

   Neither the Company nor Merrill Lynch makes any representation or prediction as to the direction or magnitude of any effect that any of the transactions described above may have on the price of the common stock. In addition, neither the Company nor Merrill Lynch makes any representation that Merrill Lynch will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   In connection with the offering, Merrill Lynch may engage in passive market making transactions in the common stock on the Nasdaq/NMS in accordance with Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock hereunder.

   Merrill Lynch, from time to time, performs investment banking and other financial services for the Company and its subsidiaries.

   Synetic will pay all of the expenses of the offering, excluding underwriting discounts and commissions, and it estimates that these expenses will be approximately $150,000.

                                   LEGAL MATTERS

   Certain legal matters with respect to the legality of the issuance of the common stock offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York. Certain legal matters will be passed upon for Merrill Lynch by Brown & Wood LLP, New York, New York. Shearman & Sterling is a limited partner in SN Investors, L.P.

PROSPECTUS

                                1,150,028 Shares

                                 SYNETIC, INC.

                                  COMMON STOCK

   Certain of our stockholders may offer and sell from time to time an aggregate of up to 1,150,028 shares of our common stock.

   The selling stockholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices.

   The selling stockholders obtained their shares of common stock on January 22, 1999 in connection with our acquisition of The KippGroup.

   Our common stock is listed on the Nasdaq National Market under the symbol "SNTC." On January 29, 1999, the closing price of the common stock on the Nasdaq National Market was $51 13/16 per share.

   If necessary, certain information relating to the selling stockholders, the terms of the sale of common stock by the selling stockholders, including the public offering price, the names of any underwriters or agents, the compensation, if any, of such underwriters or agents and the other terms in connection with the sale of the common stock, in respect of which this prospectus is delivered will be set forth in an accompanying prospectus supplement.

   Investing in the shares of our common stock involves risks which are described in the "Risk Factors" section beginning on page 1 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares of common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this prospectus is February 5, 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Forward-Looking Statements.................................................   i
Risk Factors...............................................................   1
The Company................................................................   8
Use of Proceeds............................................................   8
Selling Stockholders.......................................................   9
Plan of Distribution.......................................................  10
Description of Capital Stock...............................................  11
Legal Matters..............................................................  13
Experts....................................................................  13
Where You Can Find More Information........................................  13

                           FORWARD-LOOKING STATEMENTS

   This prospectus and reports, proxy statements and other information that we have filed with the SEC, which are incorporated by reference in this prospectus, include forward-looking statements, including statements regarding, among other items:

  .  the product demand and market and user acceptance of our products,

  . the feasibility of developing commercially profitable healthcare communication services,

  .  the effect of economic conditions on our business,

  . the impact of competitive products, services and pricing on our business,

  . commercialization and technological difficulties associated with our products,

  .  our objective to grow through strategic acquisitions,

  .  our internal growth strategy,

  .  our ability to manage and integrate acquired businesses,

  . anticipated trends and conditions in our industries, including regulatory matters,

  .  our Year 2000 compliance, and

  .  trends in our future operating performance.

   We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to our company or management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described in "Risk Factors" and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

   Investing in the common stock will provide you with an equity ownership in Synetic. The value of your investment may be subject to risks inherent in our business. Such risks may materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of the common stock could decline, and you could lose all or part of your investment. You should carefully consider the following factors as well as other information contained in this prospectus or any prospectus supplement before deciding to invest in the common stock. In this prospectus, the "Company," "Synetic," "we," "us" and "our" refer to Synetic, Inc.

Risks of New Business Area--Healthcare Communications

   Development Phase. Our company is in the development phase of offering products and services to provide inter-enterprise connectivity to payors, providers, suppliers and consumers in the healthcare industry. The provision of products and services using Internet technology in the healthcare communications industry is a developing business. As a developing business, it is inherently riskier than our other operations in areas where we have an operating history. We anticipate that we will incur significant expenses in connection with the development of these products and services. Further, we cannot assure you that we will be able to successfully develop these products and services at all.

   We are pursuing the development of our healthcare communications business through the use of our internal resources, as well as through strategic alliances with development partners. In January 1999, we entered into a collaborative arrangement with Cerner Corporation, a publicly traded corporation and a supplier of clinical and management information systems for healthcare organizations, to develop and commercialize certain of our products and services in this area. This alliance is in the initial phase. Consequently, we cannot assure you that this alliance, or any other alliances with development partners, will provide us with the ability to successfully develop or offer products and services in this area.

   Uncertainty of Market Acceptance. As is typical in a developing business, demand and market acceptance for new and unproven products and services are subject to a high level of uncertainty. Achieving market acceptance for our products and services will require substantial marketing efforts and expenditure of significant funds to create awareness and demand by participants in the healthcare industry. No assurances can be given that:

  . our effort in establishing such products and services will be successful,

  . there will be significant market acceptance for our products and services,

  . we will be able to succeed in positioning our services as a preferred method for healthcare communications or

  . any pricing strategy that we develop will be economically viable or acceptable to the market.

   If we are unable to successfully market our products, this could have a material adverse affect on our business.

   Research and Development Expenses; Profitability. We expect to continue to incur significant research and development expense in connection with our healthcare communications business until the products and services we develop are successfully marketed. We cannot assure you:

  . that our products or services will be successfully marketed or

  . as to when, and to what extent, if any, our healthcare communications business will become profitable.

Government Regulation of Healthcare

   Participants in the healthcare industry are subject to extensive and frequently changing regulation under numerous laws administered by governmental entities at the federal, state and local levels. Many current laws and regulations, when enacted, did not anticipate the methods of healthcare communication we are developing. We believe, however, that these laws and regulations will nonetheless be applied to our healthcare communications business. Accordingly, our healthcare communications business may be affected by current regulations as well as future regulations specifically targeted to this new segment of the healthcare industry.

   Current laws and regulations which may affect the healthcare communications business include:

  . the regulation of confidential patient medical record information,

  . laws relating to the electronic transmission of prescriptions from physicians' offices to pharmacies,

  . regulations governing the use of software applications in the diagnosis, cure, treatment, mitigation or prevention of disease, and

  . laws or regulations relating to the relationships among healthcare providers.

   We expect to conduct our healthcare communications business in substantial compliance with all material federal, state and local laws and regulations governing our operations. However, the impact of regulatory developments in the healthcare industry is complex and difficult to predict, and there can be no assurance that we will not be materially adversely affected by existing or new regulatory requirements or interpretations. For example, complying with existing or new regulatory requirements could be expensive and time-consuming. It is also possible that such requirements or interpretations could limit the effectiveness of the use of the Internet for the methods of healthcare communication we are developing or even prohibit the sale of a subject product or service.

Risks of Reliance on Rapidly Changing Technology

   All businesses which rely on Internet technology, including the healthcare communications business that we are developing, are subject to, among other things:

  . rapid technological change,

  . changing customer needs,

  . frequent new product introductions, and

  . evolving industry standards.

   In addition, as the communications, computer and software industries continue to experience rapid technological change, we must be able to quickly and successfully adapt our products and services so that they adapt to such changes. We cannot assure you that we will not experience difficulties that could delay or prevent the successful development and introduction of our healthcare communications products and services. Our inability to respond to technological changes in a timely and cost-effective manner could have a material adverse effect on our business, financial condition and results of operations. Moreover, there can be no assurance that technologically superior products and services will not be developed by competitors, or that any such products and services will not have an adverse effect upon our operating results.

Competition in Healthcare Communications

   One or more service companies, some of which may have greater resources than we do, have announced that they are developing a combination of one or more healthcare communications products and services that we are currently also developing. There can be no assurance that such companies will not develop and successfully market healthcare communications products and services in a manner which would have a material adverse effect on our business, financial condition and results of operations.

Risks of Product Development; Proprietary Rights

   Our future success and ability to compete in the healthcare communications business may be dependent in part upon our proprietary rights to products and services which we develop. We may rely on a combination of copyrights, trademarks and trade secrets and contractual restrictions to protect the content and technology and on similar proprietary rights of any of our content and technology providers. There can be no assurance that the steps we take or the steps such providers take would be adequate to prevent misappropriation of our respective proprietary rights. Our competitors may also independently develop content or technology that is substantially equivalent or superior to that which is available to us. In addition, there can be no assurance that licenses for any intellectual property of third parties that might be required for our products or services would be available on commercially reasonably terms or at all.

   Although we intend to take steps to ensure that we are not infringing the proprietary rights of any third parties, there can be no assurance that patent infringement or other claims will not be asserted against us or one of its content or technology providers or that such claims will not be successful. We could incur substantial costs and diversion of management resources with respect to the defense of any such claims. Furthermore, parties making such claims against us or a content or technology provider could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to provide products or services in certain of our markets. Such a judgment could have a material adverse effect on our business, financial condition and results of operations.

Government Regulation of Porex

   Porex Technologies Corp., one of our wholly owned subsidiaries, manufactures and distributes certain medical/surgical devices, such as plastic and reconstructive surgical implants and tissue expanders, which are subject to government regulations, under the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetic Act and additional regulations promulgated by the Food and Drug Administration. Future healthcare products may also be subject to such regulations and approval processes. Compliance with such regulations and the process of obtaining approvals can be costly, complicated and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if ever.

Potential Liability Risk and Availability of Insurance

   The products sold by us expose us to potential risk for product liability claims, particularly with respect to Porex's life sciences, clinical, surgical and medical products. We believe that Porex carries adequate insurance coverage against product liability claims and other risks. There can be no assurance, however, that claims in excess of Porex's insurance coverage will not arise. In addition, Porex's insurance policies must be renewed annually. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past and believes that it is adequately indemnified for products manufactured by others and distributed by it, there can be no assurance that in the future it will be able to obtain such insurance at an acceptable cost or be adequately protected by such indemnification. For example, in 1994, as described further in "Risk Factors-- Mammary Implant Litigation" below, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of silicone mammary implants. However, Porex has exercised its right to purchase extended reporting period coverage with respect to such actions and claims. See also "Legal Proceedings" in our Form 10-K for the fiscal year ended June 30, 1998, which is incorporated by reference in this prospectus.

Mammary Implant Litigation

   During the year ended June 30, 1988, our subsidiary, Porex Technologies Corp., began distributing silicone mammary implants ("implants") in the United States pursuant to a distribution arrangement (the "Distribution Arrangement") with a Japanese manufacturer (the "Manufacturer"). Because of costs associated with increased government regulation and examination, Porex's supplier determined to withdraw its implants from the United States market. On July 9, 1991, the FDA mandated a recall of all implants manufactured by companies that elected not to comply with certain FDA regulations regarding data collection. Accordingly, Porex notified all of its customers not to use any implants sold by Porex and to return such implants to Porex for a full refund. Porex had ceased offering implants for sale prior to the recall date. Porex believes that after accounting for implants returned to it, the aggregate number of recipients of implants distributed by Porex under the Distribution Agreement in the United States totals approximately 2,500.

   Since March 1991, Porex has been named as one of many co-defendants in a number of actions brought by recipients of implants. One of the pending actions, Donna L. Turner v. Porex Technologies Corporation, et al., is styled as a purported class action. Certain of the actions against Porex have been dismissed where it was determined that the implant in question was not distributed by Porex. In addition, as of January 18, 1999, 213 actions and 37 out-of-court claims were pending against Porex. Of the 213 actions, 95 involve implants identified as distributed by Porex and 84 cases involve implants identified as not having been distributed by Porex. In the remaining 34 actions, the implants have not been identified. During the fiscal year ended June 30, 1998, there were 16 implant-related claims made against Porex by individuals as compared with 24 claims made during the fiscal year ended June 30, 1997 and 28 claims made during the fiscal year ended June 30, 1996.

   The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments. These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. We do not have sufficient information to evaluate each case and claim.

   In 1994, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of implants. However, Porex has exercised its right, under such policy, to purchase extended reporting period coverage with respect to such actions and claims. Such coverage provides insurance, subject to existing policy limits but for an unlimited time period, with respect to actions and claims made after December 31, 1994 that are based on events that occurred during the policy period. In addition, Porex has purchased extended reporting period coverage with respect to other excess insurance. This coverage also extends indefinitely, replacing coverage which would by its terms have otherwise expired by December 31, 1997. We will continue to evaluate the need to purchase further extended reporting period coverage from excess insurers to the extent such coverage is reasonably available. We believe that our present coverage, together with Porex's insurance policies in effect on or before December 31, 1994, should provide adequate coverage against liabilities that could result from actions or claims arising out of Porex's distribution of implants. To the extent that certain of such actions and claims seek punitive and compensatory damages arising out of alleged intentional torts, if awarded such damages may or may not be covered, in whole or in part, by Porex's insurance policies. In addition, Porex's recovery from its insurance carriers is subject to policy limits and certain other conditions. Porex has been expensing the retention amount under its policies as incurred.

   We believe that Porex has a valid claim for indemnification under the Distribution Agreement with respect to any liabilities that could result from pending actions or claims by recipients of implants or any similar actions or claims that may be commenced in the future. However, Porex's right to indemnification is subject to a disagreement with the Manufacturer. Pending the resolution of such disagreement, the Manufacturer has been paying a portion of the costs of the settled claims.

   Based on the foregoing, we believe that the possibility is remote that pending actions and claims that may be commenced or made in the future could, individually or in the aggregate, pose a material risk to the financial position of our company or our results of operations, although we cannot assure you of this.

Risks of Our Acquisition Program

   We maintain an acquisition program and intend to concentrate our acquisition efforts on businesses which are complementary to our healthcare communications strategy and plastic filtration and technology business. Such emphasis is not, however, intended to limit in any manner our ability to pursue acquisition opportunities in other healthcare-related businesses or in other industries. We anticipate that we may enter into further acquisitions, joint ventures, strategic alliances or other business combinations. These transactions may materially change the nature and scope of our business. Any transactions will be limited, as required by an agreement to which we are a party (which agreement expires on May 24, 1999), to areas of business that would not be competitive with certain businesses of Merck & Co. See also "Business--Certain Relationships and Related Transactions" in our Form 10-K for the fiscal year ended June 30, 1998, which is incorporated here by reference.

   Although our management will endeavor to evaluate the risks inherent in any particular transaction, including The KippGroup acquisition, there can be no assurance that we will properly ascertain all such risks. In addition, no assurances can be given that we will succeed in consummating any such transactions, that such transactions, including The KippGroup acquisition, will ultimately provide us with the ability to offer the products and services described or that we will be able to successfully manage or integrate any resulting business.

   The success of our acquisition program will depend on, among other things:

  . the availability of suitable candidates,

  . the availability of funds to finance transactions, and

  . the availability of management resources to oversee the operation of resulting businesses.

Financing for such transactions may come from several sources, including, without limitation:

  . cash and cash equivalents on hand,

  . marketable securities,

  . proceeds from new indebtedness or

  . proceeds from the issuance of additional common stock, preferred stock, convertible debt or other securities.

The issuance of additional securities, including common stock, could result in:

  . substantial dilution of the percentage ownership of our stockholders at the time of any such issuance and

  . substantial dilution of our company's earnings per share.

   The proceeds from any financing may be used for costs associated with identifying and evaluating prospective candidates, and for structuring, negotiating, financing and consummating any such transactions and for other general corporate purposes. We do not intend to seek stockholder approval for any such transaction or security issuance unless required by applicable law or regulation. Although Mr. Martin J. Wygod, our Chairman of the Board of Directors, has indicated his intention to assist us in our acquisition program by bringing opportunities for potential transactions to us and to assist us in negotiating such transactions and in seeking financing in the event we were to finance any such transaction, he is not an officer or an employee of our company nor is he required pursuant to any contractual obligation to provide such support or assistance.

Year 2000 Technology Risks

   The Year 2000 issue is the result of computer programs using two digits rather that four digits to define the applicable year. Certain of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a disruption of normal business activities. Many of our suppliers, vendors and customers also face this issue.

   We have completed an assessment of our Year 2000 readiness and are undergoing a conversion of our internal systems which are not currently Year 2000 compliant. We have completed the conversion of all significant non-manufacturing related systems. We expect conversion of manufacturing related, information technology ("IT") systems to be completed and fully tested by June 30, 1999. For manufacturing related, non-IT systems, all significant microprocessor-embedded production equipment has been upgraded and we believe it is Year 2000 compliant.

   We are in the process of communicating with our business partners, suppliers, vendors and customers concerning the state of their readiness for the Year 2000. The information gathered to date does not permit us to complete our assessment of risk related to the Year 2000 that these third parties may present us. If third parties upon which we rely are unable to address this issue in a timely manner, such occurrence could result in a material risk to our company.

   We expect that the cost of Year 2000 compliance will not be material. If we do not complete the conversion of our manufacturing related, IT systems by June 30, 1999, we have Year 2000 compliant upgrades we believe can be readily installed for our existing systems. We believe that, should it be necessary, the cost of installing such upgrades would not be material.

   We intend to have in inventory a reserve of raw materials, which we believe will be sufficient to avoid a disruption in our manufacturing process, to minimize the risk associated with third-party suppliers experiencing Year 2000 problems.

   As the Year 2000 issue has many elements and potential consequences, some of which are not reasonably foreseeable, the ultimate impact of the Year 2000 on our operations could differ materially from our expectations.

Potential for Adverse Effect on Stock Price from Shares Available for Future
Sale

   SN Investors, L.P., a limited partnership the general partner of which is SYNC, Inc., whose sole stockholder is Martin J. Wygod, our Chairman of the Board of Directors, currently holds 5,061,857 shares of our common stock. These shares represent 25.4% of the outstanding shares of our common stock as of January 25, 1999. These shares are "restricted securities," within the meaning of Rule 144 promulgated pursuant to the Securities Act ("Rule 144"), subject to the volume restrictions of Rule 144 but for which the holding period has expired. In addition, as more fully set forth in "Certain Relationships and Related Transactions" in our Form 10-K for the fiscal year ended June 30, 1998, which is incorporated here by reference, these shares are subject to certain restrictions on transfer. Subject to such restrictions, SN Investors may be able to sell without registration under the Securities Act the number of such shares permitted under Rule 144. The Company has granted certain demand registration rights to Mr. Wygod with respect to the shares of our common stock held by SN Investors. These rights are assignable to SN Investors. Any sales by SN Investors pursuant to Rule 144 or such registration rights could have a material adverse effect on the prevailing market price for our common stock.

   As of December 31, 1998, we had issued and outstanding options to purchase 8,970,167 shares of common stock pursuant to stock option agreements and stock option plans and warrants which are exercisable into 250,000 additional shares of our common stock. In addition, in connection with our acquisition of Point Plastics, Inc., we have issued 832,259 shares of our common stock to the former shareholders of Point Plastics, which may not be sold by such shareholders until July 21, 1999. The sale of a substantial amount of such additional shares of our common stock following their issuance or the expiration of related lock-up periods could have a material adverse effect on the market price of the common stock.

   In February 1997, we sold in the aggregate $165 million principal amount of convertible subordinated debentures due 2007 (referred to herein as the "Debentures") in a public offering, of which $159.5 million principal amount was outstanding on January 25, 1999. The Debentures are convertible, at the option of the holder, at any time prior to maturity, unless previously redeemed or repurchased, into shares of our common stock at a conversion price of $60 per share of common stock (equivalent to a conversion rate of 16.667 shares per $1,000 principal amount of Debentures), subject to adjustment in certain events. We may be required to issue 2,658,333 additional shares upon the conversion of the outstanding Debentures at their stated conversion price. We are unable to predict the effect, if any, that the conversion of the Debentures into shares of our common stock will have on the market price for the common stock prevailing from time to time.

Certain Antitakeover Effects Could Affect the Market Price of Our Common Stock

   Provisions in our certificate of incorporation relating to the delegation of rights to issue preferred stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing stockholders from making management changes. In addition, the requirement that we repurchase the Debentures, at the option of the holder, upon the occurrence of a designated event may, in certain circumstances, make more difficult or discourage a takeover of our company. Further, as of January 25, 1999, Mr. Wygod, our Chairman of the Board of Directors, beneficially owns 27.0% of the outstanding shares of our common stock. Due to his ownership of these shares, Mr. Wygod may be in a position to influence the election of our Board of Directors, as well as the direction and future operations of our company. His ownership could also make more difficult or discourage a takeover of our company. Each of these factors could affect the market price of our common stock.

                                  THE COMPANY

   Our company is a Delaware corporation and was incorporated in 1989. Our principal offices are located at 669 River Drive, River Drive Center II, Elmwood Park, New Jersey 07407, and our telephone number is (201) 703-3400.

   We are engaged in two principal business activities, plastics and filtration technologies and healthcare communications. Through our wholly owned subsidiary Porex Technologies Corp., we design, manufacturer and distribute porous and solid plastic components and products used in life sciences, healthcare, industrial, and consumer applications. Porex Technologies Corp., together with its subsidiaries, is referred to hereinafter in this prospectus collectively as "Porex", except where the context otherwise requires. Through our subsidiary, Synetic Healthcare Communications, Inc., a corporation in which we hold an 80.1% ownership interest, we are engaged in an area of business relating to the use of Internet technology to expand the channels of communication in the healthcare industry. The creation of these new channels is intended to benefit providers and payors of healthcare services by improving the quality of patient care, securing appropriate utilization of healthcare services, reducing administrative costs and enforcing benefit plan guidelines. See "Risk Factors-- New Business Area--Healthcare Communications."

Acquisition Program

   We maintain an acquisition program and intend to concentrate our acquisition efforts in businesses which are complementary to our plastics and filtration technologies business and our healthcare communications strategy. This emphasis, however, is not intended to limit in any manner our ability to pursue acquisition opportunities in other healthcare-related businesses or in other industries. Our acquisition program could result in a substantial change in the business, operations and financial condition of our company. We cannot assure you that we will succeed in consummating any acquisitions or that we will be able to successfully manage or integrate any business that we acquire. Our future growth will depend primarily on our ability to consummate one or more such acquisitions and to operate such business successfully. See also "Business--Acquisition Program" in our Form 10-K for the fiscal year ended June 30, 1998, which is incorporated here by reference, and "Risk Factors-- Acquisition Program."

                                USE OF PROCEEDS

   We expect to receive no proceeds from the sale of the common stock covered by this prospectus. All of the proceeds from the sale of the common stock of Synetic will go to the stockholders who offer and sell their shares except as described below.

   Under the terms of the Stock Purchase Agreement dated January 13, 1999 between the Company and David R. Kipp and James P. Kipp (the "Stock Purchase Agreement"), 73,706 shares out of the 1,150,028 shares that we have registered will be placed in an escrow account (the "Escrow Account"). If the proceeds from the sale of such shares exceeds $3,000,000, the excess will be delivered to the selling stockholders and $3,000,000 will remain in the Escrow Account. If the earnings before interest and taxes of The KippGroup for the twelve months ended June 30, 2000 are greater than or equal to five million five hundred thousand dollars ($5,500,000), then the proceeds in the Escrow Account, including the interest thereon, will be disbursed to the selling stockholders. If such earnings are less than such amount, then the proceeds in the Escrow Account, including the interest thereon, will be disbursed to Synetic, which would use such proceeds as a reduction in the purchase price of The KippGroup. See "Other Information--Plastics and Filtration Technologies" in our Form 10-Q for the fiscal quarter ended December 31, 1998, which is incorporated here by reference.

                              SELLING STOCKHOLDERS

   The selling stockholders are David R. Kipp and James P. Kipp. On January 22, 1999, pursuant to the Stock Purchase Agreement, the Company acquired from the selling stockholders all of the issued and outstanding capital stock of The KippGroup. The KippGroup, based in Ontario, California, is engaged in the business of custom manufacturing injection molds, providing injection molding services and designing, manufacturing and distributing a proprietary line of plastic medical devices. See "Other Information-- Plastics and Filtration Technologies" in our Form 10-Q for the quarter ended December 31, 1998, which is incorporated here by reference. As part of the consideration for the stock of The KippGroup, the Company paid to the selling stockholders the shares of common stock being offered hereby. Each selling stockholder has informed the Company that prior to receipt of the shares of common stock offered hereby he did not own any shares of common stock of the Company.

   Immediately prior to the offering, each selling stockholder will own 575,014 shares of common stock, including 36,853 shares each that have been deposited into the Escrow Account, all of which are being offered hereby. Upon completion of this offering, if all offered shares are sold, the selling stockholders will not own any shares of common stock of the Company, but each selling stockholder will hold options to purchase 150,000 shares of common stock of the Company and in the year 2000 each selling stockholder may, pursuant to the terms of the Stock Purchase Agreement, receive additional shares of common stock, with an aggregate market value of up to $8.45 million at the time of issuance, if certain operational targets set forth in the Stock Purchase Agreement for The KippGroup for the 12 months ended June 30, 2000 are met. Pursuant to the terms of the Stock Purchase Agreement, the Company would be required to file a registration statement with the SEC to register such additional shares of common stock for sale by the selling stockholders.

   The Company, on the one hand, and the selling stockholders, on the other hand, have agreed to indemnify each other against certain liabilities arising under the Securities Act.

   Each of the Selling Stockholders listed below acquired the shares of common stock offered hereby in connection with the acquisition of The KippGroup by the Company. This prospectus and any prospectus supplement covers the offer and sale by each selling stockholder of their common stock. Our registration of the common stock held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of the shares. To the knowledge of the Company, none of the selling stockholders had any material relationships with the Company prior to the closing of the acquisition of The KippGroup. Set forth below are (i) the names of each selling stockholder, (ii) the nature of any position, office or other material relationship that they have had within the past three years with Synetic or any of its predecessors or affiliates,
(iii) the number of shares of common stock they beneficially owned as of January 25, 1999, (iv) the number of shares that may be offered and sold by or on their behalf and (v) the amount of common stock to be owned by them upon the completion of the offering if all shares offered are sold.

                                    Shares
                                 Beneficially           Shares Beneficially
                                Owned Prior to              Owned After
                                  Offering(1)   Shares      Offering(1)
                                ---------------  Being  ----------------------
     Selling Stockholders       Number  Percent Offered  Number      Percent
     --------------------       ------- ------- ------- ---------   ----------
David R. Kipp(2)............... 575,014  2.89%  575,014          0            0
James P. Kipp(3)............... 575,014  2.89%  575,014          0            0

--------
(1) Includes outstanding shares and stock options exercisable within 60 days after January 22, 1999 held by officers and directors. The number of shares of each selling stockholder includes 36,853 shares of common stock of the Company placed in the Escrow Account, and the selling stockholders have no right to receive such shares or the proceeds of sale of such shares except as described as above.
(2) David R. Kipp, the current Executive Vice President of The KippGroup, held the position of President of The KippGroup and owned 50% of the outstanding shares of The KippGroup common stock immediately prior to the acquisition of The KippGroup by Synetic.
(3) James P. Kipp, the current Executive Vice President of The KippGroup, held the position of Executive Vice President, Secretary and Chief Financial Officer of The KippGroup and owned 50% of the outstanding shares of The KippGroup common stock immediately prior to the acquisition of The KippGroup by Synetic.

                              PLAN OF DISTRIBUTION

   We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder. Under the terms of the Stock Purchase Agreement, for the first 20 trading days after the effectiveness of the registration statement of which this prospectus is a part (the "Registration Statement"), the Company has the right to control, on behalf of the selling stockholders, the timing, method and pricing with respect to the sale of the shares of common stock offered hereby. The selling stockholders have the right to extend this 20 trading days period to 40 trading days. This trading period, whether 20 or 40 days, is referred to as the "Company Marketing Period." At the end of the Company Marketing Period, if the selling stockholders have not realized at least $43,809,000 in proceeds from the sale of their shares, the Company has agreed to pay them an amount equal to such shortfall in exchange for any unsold shares. However, the selling stockholders have the right to retain their unsold shares and forego receipt of the shortfall payment.

   In the event that the selling stockholders elect to retain any unsold shares at the end of the Company Marketing Period, the Company has agreed to use its reasonable best efforts to continue the effectiveness of the Registration Statement for a period of 60 additional trading days from the time the selling stockholders elect to retain the unsold shares.

   Subject to the foregoing, the Company (as described above) or the selling stockholders may sell all or a portion of the shares offered by the selling stockholders hereby from time to time in one or more of the following types of transactions or through a combination of any such methods of sale (including block transactions or ordinary broker's transactions):

  . through the Nasdaq National Market or any national securities exchange on which the common stock is approved for listing in the future,

  . in the over-the-counter market,

  . in privately negotiated transactions,

  . through short sales, short sales versus the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver the shares in connection therewith,

  . through an underwritten public offering, or

  . a combination of such methods of sale.

The Company (as described above) or the selling stockholders may sell the shares offered by the selling stockholders at the market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   If the shares are sold in an underwritten offering or one of the other methods of sale described above, the Company (as described above) or the selling stockholders may from time to time offer the shares through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Company, the selling stockholders and/or the purchasers of the shares for whom they act as agent. The selling stockholders and any brokers, dealers, agents or underwriters that participate with the selling stockholders in the distribution of shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

   The aggregate net proceeds to the selling stockholders from the sale of the shares offered by or on the behalf of the selling stockholders hereby will be the purchase price of such shares, less commissions, if any, not borne by the Company. The Company and the selling stockholders have agreed that, depending upon the amount of the total proceeds of the sale of the shares either the Company, the selling stockholders or a combination of both will pay any discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar industry professionals relating to the distribution of the shares. The Company has agreed to bear all expenses (other than, except as noted above, any commissions or discounts of underwriters, dealers or agents or brokers' fees and the fees and expenses of their counsel) in connection with the registration of the shares being offered by the selling stockholders hereby.

   To the extent required, the number of shares to be sold, the purchase price and aggregate offering price, the name of any such agent, broker, dealer or underwriters and any applicable commissions with respect to a particular offer will be set forth in an accompanying prospectus supplement.

   If the shares are sold in an underwritten offering, during and after the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market of the common stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

   If the shares are sold in an underwritten offering, certain of the underwriters and selling group members, if any, may engage in passive market making transactions in the Company's common stock on the Nasdaq National Market immediately prior to the commencement of the sale of shares in such offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with such offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the common stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

   Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. There is no assurance that the selling stockholders will sell any or all of the shares. In the event that any shares are not sold at the completion of this offering, the selling stockholders may transfer, devise or gift such shares by other means not described herein.

   In order to comply with certain states' securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                          DESCRIPTION OF CAPITAL STOCK

   The following description of the capital stock of the Company is subject to the Delaware General Corporation Law and to provisions contained in the Company's Certificate of Incorporation and By-Laws, copies of which are exhibits to our Form 10-K for the fiscal year ended June 30, 1998, which is incorporated by reference into this prospectus. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

   We have authorized the issuance of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. Holders of common stock have no preemptive or other subscription rights.

Common Stock

   On January 25, 1999, there were 19,903,751 outstanding shares of common stock. The Company believes that its common stock is beneficially held by at least 400 stockholders.

   The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of common stock do not have cumulative voting rights. Therefore, holders of more than 50% of the shares of common stock are able to elect all our directors eligible for election each year. The holders of common stock are entitled to dividends and other distributions out of assets legally available if and when declared by the board of directors. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities, including any prior rights of any preferred stock which may be outstanding. There are no redemption or sinking fund provisions applicable to the common stock.

   The transfer agent and registrar for the common stock is Registrar & Transfer Company.

Preferred Stock

   There are no shares of preferred stock outstanding. Series of the preferred stock may be created and issued from time to time by our board of directors, with such rights and preferences as they may determine. Because of its broad discretion with respect to the creation and issuance of any series of preferred stock without stockholder approval, the Board of Directors could adversely affect the voting power of common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk Factors--Certain Antitakeover Effects."

Section 203 of the Delaware General Corporation Law

   Generally, Section 203 of the Delaware General Corporation Law (the "DGCL") prohibits a publically held Delaware corporation from engaging in any "business combination" with an "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder, unless, (i) prior to such time either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (A) by persons who are both directors and officers and (B) certain employee stock plans, or (iii) at or after such time the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation's voting stock.

Indemnification

   Our by-laws require us to indemnify each of our directors and officers to the fullest extent permitted by law and limits the liability of our directors and stockholders for monetary damages in certain circumstances.

   Article Thirteen of our certificate of incorporation provides that no director shall have any personal liability to the Company or its stockholders for any monetary damages for breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director
(i) for breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware

General Corporation Law (involving certain unlawful dividends or stock repurchase) or (iv) for any transaction from which such director derived an improper personal benefit. Amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

   Reference is made to the Form of Indemnification Agreement between Synetic and its directors and officers filed as Exhibit 10.1 to this Registration Statement pursuant to which we have agreed to indemnify such directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

                                 LEGAL MATTERS

   Certain legal matters with respect to the legality of the issuance of the common stock offered hereby will be passed upon for the Company by Shearman & Sterling. Shearman & Sterling is a limited partner in SN Investors, L.P.

   The statements of law under the caption "Risk Factors--Government Regulation of Porex" in this prospectus and under the caption "Business--Plastics and Filtration Technologies Business--Regulation" in the Company's 1998 10-K (as defined below), incorporated by reference herein, are based upon the opinion of Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio, special regulatory counsel to the Company. Robert D. Marotta, Esq., of counsel to such firm, holds options to purchase 75,000 shares of the Company's Common Stock.

                                    EXPERTS

   The audited Consolidated Financial Statements and schedules of the Company and The KippGroup that are incorporated by reference into this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

   The audited Consolidated Financial Statements of Point Plastics, Inc. and Subsidiary that are incorporated by reference into this prospectus have been audited by Linkenheimer LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at http://www.sec.gov. In addition, our common stock is quoted on the Nasdaq National Market System. As a result, you can also read documents we file at the offices of the Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or (i) after the date of the filing of this registration statement and prior to its effectiveness or (ii) after the date of this prospectus and prior to the termination of the offering made hereby:

  . our annual report on Form 10-K for the fiscal year ended June 30, 1998, as amended (the "1998 10-K"),

  . our quarterly reports on Form 10-Q for the fiscal quarters ended
    September 30, 1998, and December 31, 1998, and

  . our current reports on Form 8-K dated July 29, 1998 and February 5, 1999.

   You may request a copy of these filings, at no cost, by writing or telephoning Anthony Vuolo, our Executive Vice President--Finance and Administration at the following address:

         Synetic, Inc.
         669 River Drive
         River Drive Center II
         Elmwood Park, New Jersey 07407
         Attention: Executive Vice President--Finance and Administration
         (201) 703-3400

   This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information provided in this prospectus and any prospectus supplement and in our filings with the SEC that are incorporated in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

   This prospectus contains summaries of certain agreements entered into by Synetic which have been filed as exhibits to the Registration Statement or incorporated by reference in this prospectus. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, such exhibits. You should refer to each such exhibit for a complete description of the matter involved.

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                                1,150,028 Shares
                                   SYNETIC, INC.
                                  Common Stock
                               ----------------
                             PROSPECTUS SUPPLEMENT
                               ----------------

                              Merrill Lynch & Co.

                                      , 1999

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